FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                    For the month of October - November, 2002
                                     ------------------------


                            PROGEN INDUSTRIES LIMITED
                            -------------------------
                 (Translation of registrant's name into English)


               2806 IPSWICH ROAD, DARRA 4076, QUEENSLAND, AUSTRALIA
             ------------------------------------------------------
                    (Address of principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F   X     Form 40-F
                                       ---              ---

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes        No   X
                                       ---        ---

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 ----------

     Attached as Exhibit 1 is a copy of the Company's media release dated October 29, 2002 regarding ethics committee approval for a Phase I liver cancer trial of PI-166.

     Attached as Exhibit 2 is a copy of the Company's letter dated October 30, 2002 to shareholders regarding implementation of a e-newsletter program.

     Attached as Exhibit 3 is a copy of the Company's October 2002 newsletter delivered to subscribing shareholders by e-mail.

     Attached as Exhibit 4 is a copy of the Company's media release dated November 25, 2002 regarding the presentation of interim clinical trial data on PI-88 at the European Organization for Research and Treatment of Cancer.


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     Attached as Exhibit 5 is a copy of the address by the Company's Chairman and the Managing Director's Review made to the 2002 Annual General Meeting of Shareholders of the Company held on November 25, 2002.

     Attached as Exhibit 6 is a copy of the Company's media release dated November 27, 2002 regarding the convening of a meeting of international oncology experts in Brisbane to discuss PI-88.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Progen Industries Limited

Date: December 18, 2002                By:  /s/ Milton McColl
      -----------------                   ------------------------------------
                                          Milton McColl, Company Secretary



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                                  EXHIBIT INDEX


Exhibit Number                    Description
--------------                    -----------

Exhibit 1 Copy of the Company's media release dated October 29, 2002 regarding ethics committee approval for a Phase I liver cancer trial of PI-166

Exhibit 2 Copy of the Company's letter dated October 30, 2002 to shareholders regarding implementation of a e-newsletter program

Exhibit 3 Copy of the Company's October 2002 newsletter delivered to subscribing shareholders by e-mail.

Exhibit 4 Copy of the Company's media release dated November 25, 2002 regarding the presentation of interim clinical trial data on PI-88 at the European Organization for Research and Treatment of Cancer

Exhibit 5 Copy of the address by the Company's Chairman and the Managing Director's Review made to the 2002 Annual General Meeting of Shareholders of the Company held on November 25, 2002

Exhibit 6 Copy of the Company's media release dated November 27, 2002 regarding the convening of a meeting of international oncology experts in Brisbane to discuss PI-88


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